

July 29, 2014

BY E-Mail

James D. McGinnis
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

Re: AllianzGI Institutional Multi-Series Trust, Form N-1A
       File No. 811-22975

Dear Mr. McGinnis:

On June 30, 2014, you filed a registration statement on Form N-1A ("Registration Statement") on behalf of the AllianzGI Institutional Multi-Series Trust (the "Trust"). Based on our review of the Registration Statement, we have the following comments.[1]

I. PRIVATE PLACEMENT MEMORANDUM COMMENTS

1. **Conforming Comments** – Please make conforming changes in response to our comments in the Private Placement Memorandum for each Portfolio, as appropriate. Comments specific to any Portfolio will be noted.

2. **Defined Terms** – Please capitalize defined terms when first used and use the terms consistently throughout the Registration Statement (e.g., "Manager" in Footnote 2 to the Fee Table on page 2).

3. **Derivatives** (pp. 3, 4, 7, 9-10, 32-33) –

   (a). Please tailor the Prospectus disclosure relating to principal investment strategies and principal risks associated with derivatives as to how the Manager and/or Sub-Adviser expects to manage the Portfolios, including the identity of the most significant of such strategies and risks. Lengthy generic disclosure should be avoided. See Letter of Barry D. Miller, Associate Director, Office of Legal and Disclosure (SEC), to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 and see also IM Guidance Update: Disclosure and Compliance Matters for Investment Company Registrants That Invest in Commodity Interests (Aug. 2013)

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[1] Capitalized terms have the same meaning as in the Private Placement Memorandum (PPM) unless otherwise indicated. Page numbers refer to the courtesy copy of the Small-Cap Opportunities Portfolio PPM and the SAI.

(Guidance Update) at 2, available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-05.pdf.

(b). U.S. Unconstrained Equity Portfolio (pp. 3, 7, 33) – We note that the U.S. Unconstrained Equity Portfolio may use various derivative strategies. Please confirm that when the Fund uses derivatives, and particularly when it engages in total return swaps, it will set aside an appropriate amount of segregated assets or otherwise cover its positions. See generally ICA Release No. 10666 (Apr. 18, 1979).

4. **Purchase and Sale of Portfolio Shares** (p. 5) − The disclosure states that "Currently, shares of the Portfolio are principally available for purchase by "accredited investors" as defined in Regulation D under the Securities Act of 1933 Act, as amended ("Regulation D")." On page 21, the disclosure states that "Shares of the Portfolio are only available to "accredited investors" under Regulation D." Please reconcile this inconsistency.

5. **Prior Related Performance Information** (p. 16) –

(a). Please supplementally explain why the performance for the Composite is the same both net and gross of fees.

(b). The prior performance presentation states that it includes all substantially similar retail and institutional accounts managed by AllianzGI U.S. If there are any substantially similar investment companies managed by the Manager, please include the performance of such funds in the Composite. In the alternative, please explain supplementally why it is appropriate to exclude such funds for the Composite performance and represent that the exclusion of such funds would not materially affect the performance of the Composite or be misleading.

(c). The PPM states that "[t]he Composite also includes all actual non-fee-paying discretionary retail and institutional accounts managed by AllianzGI U.S., its predecessor advisers and affiliates…"

(i). Please supplementally explain whether these "actual non-fee-paying discretionary retail and institutional accounts managed by AllianzGI U.S." incur any fees or expenses related to the management, custody, administration, or other costs of maintaining these accounts and whether their fees or expenses are included in the "net of fees" performance.

(ii). Please supplementally describe the nature of the "affiliates" and why it is appropriate to reflect the performance of accounts managed by them in the Composite.

(d). Please confirm supplementally that the registrant has the information necessary to support the calculation of performance, as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

6. **Management Fees** (p. 18) − Please clarify that the 90 basis point management fee is based on a percentage of the Fund's average daily net assets. Please make a conforming change with respect to the U.S. Unconstrained Equity Portfolio management fee disclosed on page 18 of its PPM.

7. **How to Buy and Sell Shares in Good Order** (p. 21) − With respect to the purchase and sale/redemption of Portfolio shares, please include a complete list of the elements of "good order."

II. SAI COMMENTS

8. **Cover Page** − Please state whether and from where information is incorporated by reference into the SAI. See Item 14(a)(3)(iii) of the Form.

9. **Compensation of Portfolio Managers** (p. 58) − The disclosure indicates that a portion of the portfolio manager's annual discretionary variable compensation is based on quantitative measures. Please identify any relevant performance benchmarks that are measured during the three-year rolling performance period. See Item 20 (b) and Instruction 2 thereto of Form N-1A.

10. **Regulatory Action**: Please advise the staff if you have submitted or expect to submit one or more exemptive applications or no-action requests in connection with the registration statement.

11. Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act of 1940, as amended. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

16. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Portfolio's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, the Portfolios should furnish a letter acknowledging that the Portfolios may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions prior to filing an amendment, please feel free to contact me at (202) 551-6815.

Sincerely,

/s/ Keith A. Gregory
Senior Counsel